Exhibit 12.1
Ratio of Earnings to Fixed Charges
(Dollar Amounts in Thousands)

	For the six months ended June 30,		For the years ended December 31,
	2010	2009	2009	2008	2007
Fixed Charges:
Interest Expense	$4,189	$6,564	$12,615	$9,327	$13,393
Capitalized Interest	4,723	4,237	8,679	10,525	6,539

Total	8,912	10,801	21,294	19,852	19,932

Earnings:
Pre-Tax Income	$36,152	$(83,292)	$(104,825)	$(152,541)	$64,283
Fixed Charges	8,912	10,801	21,294	19,852	19,932
Less:
Capitalized Interest	(4,723)	(4,237)	(8,679)	(10,525)	(6,539)

Total	40,341	(76,728)	(92,210)	(143,214)	77,676
Ratio (1)	4.53	—	—	—	3.90
(1) As a result of non-cash ceiling test writedowns, earnings were inadequate to cover fixed charges for the year ended December 31, 2008, the year ended December 31, 2009, and for the six months ended June 30, 2009, by approximately $163.1 million, $113.5 million, and $87.5 million, respectively and therefore no ratio is shown.